FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: June 2, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of the 50th Ordinary General Meeting of Shareholders

2.	Accompanying Materials for the 50th Ordinary General Meeting of Shareholders

NOTICE OF THE 50TH ORDINARY GENERAL

MEETING OF SHAREHOLDERS

TO BE HELD IN KYOTO, JAPAN ON JUNE 25, 2004

(Translation of the Japanese notice circulated to shareholders in Japan)

Note: The Notice of Resolution for the 50th Ordinary General Meeting of Shareholders

will be available at the following Kyocera’s website within 5 days after the Meeting.

http://global.kyocera.com/ir/ir_calender.html

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

June 2, 2004

To Our Shareholders:

Notice of the 50th Ordinary General Meeting of Shareholders

This is to inform you that the Company will hold its 50th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us no later than Thursday, June 24, 2004, Japan time.

1.	Time and Date:	10:00 a.m. on Friday, June 25, 2004, Japan time
2.	Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan
3.	Purpose of the Meeting:
Matters to be reported upon:

The business report, balance sheet and statement of income with respect to the 50th fiscal year from April 1, 2003 to March 31, 2004

Matters to be resolved:

	Agendum No. 1:	Approval of proposed appropriation of retained earnings for the 50th Fiscal Year

	Agendum No. 2:	Amendments of the Articles of Incorporation (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

	Agendum No. 3:	Election of two (2) Corporate Auditors

	Agendum No. 4:	Payment of retirement allowance to a retiring Corporate Auditor

	Agendum No. 5:	Issuance of stock acquisition rights for granting stock option (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

The financial statements and copies of the auditors’ reports shall be as set out in the “Financial Report for the 50th Fiscal Year” as attached hereto (from page 18 to page 36) thereof.

Very truly yours,

KYOCERA CORPORATION

Yasuo Nishiguchi

President and Director

(Note)     If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

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REFERENCE MATERIALS

FOR THE EXERCISE OF VOTING RIGHTS

1.	The Number of Voting Rights	1,869,025

2.	The Agendum and References

Agendum No. 1:	Approval of proposed appropriation of retained earnings for the 50th fiscal year

The Company believes that the best way to respond to shareholder expectations is to aggressively conduct business development supported by the Company’s stable management basis and to continuously improve performance in the future.

Taking into consideration the business performance for the fiscal year ended March 31, 2004, and the need for continuous business development and aggressive investment in the future, we would like to propose appropriation of retained earnings for this fiscal year as follows.

With respect to dividends for this fiscal year, based on the principle of providing stable cash dividends, we propose to pay a year-end dividend of 30 yen per share, the same amount as for the previous fiscal year. This payment, combined with the interim dividend of 30 yen per share, will bring the total annual cash dividend for the fiscal year to 60 yen per share.

Regarding bonuses to Directors and Corporate Auditors, we propose to pay a total amount of 60 million yen, a decrease of 15 million yen from the amount in the previous fiscal year, out of which 5.5 million yen will be paid to the Corporate Auditors, an increase of 2.5 million yen from the amount in the previous fiscal year.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Unit: Yen)
Unappropriated retained earnings	¥61,587,573,344
Reversal of reserves:
Reversal of reserve for special depreciation	710,384,843

Total	62,297,958,187

To be appropriated as follows:
Dividends (¥30.00 per share)	5,624,455,590
Bonuses for Directors and Corporate Auditors	60,000,000
Reserve for special depreciation	320,606,111
General reserve	48,000,000,000
Unappropriated retained earnings carried forward to the next year	¥8,292,896,486

(Notes)	1.	Corporate Auditors’ bonuses of ¥5,500,000 are included in Bonuses for Directors and Corporate Auditors.

	2.	On December 5, 2003, an interim dividend of ¥5,624,599,050 (¥30.00 per share) was paid to the shareholders.

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Agendum No. 2:	Amendments to the Articles of Incorporation

1.	The reasons for the amendments

The “Law Amending a Part of the Commercial Code and the Special Provisions to the Commercial Code Relating to the Audit of a Company” (Law No. 132, 2003), makes it possible for the Company to acquire shares of its own stock pursuant to resolutions of its Board of Directors, if so provided in the Articles of Incorporation of the Company.

In accord with this amendment of the Commercial Code, the Company proposes to add an Article 6 to its Articles of Incorporation enabling the Company to promptly acquire its own stock pursuant to its capital policy. As a result, articles of the Articles of Incorporation commencing with the former Article 6 shall be renumbered accordingly.

2.	The proposed amendments

(The underlined portion indicates the proposed amendment.)

Present Article	Proposed Amendment

<Newly added>

Article 6. Repurchase of Treasury Stock

The Company may, under the provisions of Article 211-3, Paragraph 1(2) of the Commercial Code, acquire its own stock, pursuant to a resolution of the Board of Directors.

Article 6. to Article 36. (Omitted)	Article 7. to Article 37. (Same as at present)

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Agendum No. 3:	Election of two (2) Corporate Auditors

The terms of office of three Corporate Auditors, Messrs. Yuji Itoh, Osamu Nishieda and Shinji Kurihara, will expire at the close of this General Meeting of Shareholders. It is proposed that two Corporate Auditors be re-elected.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No	Name (date of birth)		Brief Personal History (including representation of other companies)	Shares of the Company Owned by Candidate

shares
1	Osamu Nishieda	Apr. 1975	Admitted to Bar, Joined Osaka Bar Association (to present)	1,000,137
	(Jan. 10, 1943)	Feb. 1986	Legal counsel to the Company (to present)
		June 1993	Corporate Auditor of the Company (to present)

2	Shinji Kurihara	Apr. 1953	Joined the Kyoto Chuo Shinkin Bank	500
	(July 19, 1932)	Apr. 1968	Director of the above
		Dec. 1972	Managing Director of the above
		May 1978	Representative Director of the above
		June 1979	Senior Managing Director of the above
		Apr. 1992	Advisor of the above President and Representative Director of Chushin Realty Development Co., Ltd.
		Apr. 1995	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital (to present)
		June 2003	Corporate Auditor of the Company (to present)

(Notes)	1.	Messrs. Osamu Nishieda and Shinji Kurihara are candidates for outside Corporate Auditor as required under paragraph 1, Article 18 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”.

	2.	The Company has a retainer agreement with the candidate, Mr. Osamu Nishieda, to retain him as the Company’s legal counsel.

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Agendum No. 4:	Payment of Retirement Allowance to a Retiring Corporate Auditor

Mr. Yuji Itoh will retire from the office of Corporate Auditor upon expiration of the term at the close of this Ordinary General Meeting of Shareholders. The Company proposes to pay retirement allowance to the Corporate Auditor for his service rendered during his term in office, in an amount which is reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amount, timing and method of payment of such allowance be determined through discussion among the Corporate Auditors.

The brief personal history of the retiring Corporate Auditor is stated below:

Name	Brief Personal History

Yuji Itoh	June 1998 Full-time Corporate Auditor of the Company (to present)

Agendum No. 5:	Issuance of Stock Acquisition Rights for Granting Stock Options

The Company requests the shareholders to approve the issuance of stock acquisition rights to Directors, Corporate Auditors, Executive Officers and employees of the Company and its affiliates pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan in order to grant them stock options.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

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(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,500,000 shares of Common Stock of the Company

Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

(3)	Number of stock acquisition rights to be issued

Up to 15,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

None

(5)	Amount to be paid in upon exercise of stock acquisition rights

The amount to be paid in upon exercise of each stock acquisition right shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the number of shares to be issued upon exercise of each stock acquisition right, as provided for in (3) above.

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when the Company makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

6

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by the Company of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares in issued	+	Increase in number of shares as a result of new issue	x	Issue price per share

Market price per share prior to new issue

				Number of shares in issue		+	Increase in number of shares as a result of new issue

(6)	Exercise period for stock acquisition rights

From October 1, 2004 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

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(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.

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[Accompanying Materials for the 50th Ordinary

General Meeting of Shareholders]

FINANCIAL REPORT

for the 50th Fiscal Year

(From April 1, 2003 to March 31, 2004)

(Translation of Japanese material circulated to shareholders in Japan)

KYOCERA Corporation

Kyocera Management Philosophy

Greetings	1

KYOCERA GROUP FINANCIAL REPORT

[For reference only]

Highlights of Consolidated Results	2

Outline of Consolidated Performance	3

Performance by Operating Segment	4

Consolidated Balance Sheets	8

Consolidated Statements of Income	10

Consolidated Statements of Cash Flows	12

Management Strategies	13

Glossary & Product Introduction	14

Accompanying Materials for the 50th Ordinary General Meeting of Shareholders

Business Report	18

Balance Sheet (Non-Consolidated)	30

Statement of Income (Non-Consolidated)	31

Proposed Appropriation of Retained Earnings	34

Copy of Audit Report of Independent Accountants	35

Copy of Audit Report of Board of Corporate Auditors	36

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint effort, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with nature and society.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of abundance and peace.

Kyocera was built upon a unique foundation:

the human spirit

When I founded Kyocera, I didn’t have sufficient funding, let alone decent facilities or equipment. However, I was fortunate enough to have associates with whom I felt a spiritual bond. We shared every joy and pain, just like a family. I therefore decided to run this company with faith in the human spirit. The human spirit is said to be easily changed. Yet, when a deep sense of trust exists, I have found that there is nothing stronger or more reliable than our spiritual ties.

Today, this faith in the human spirit forms the very heart of Kyocera.

Kazuo Inamori

Chairman Emeritus and Director

Greetings

We hope this message finds all of our shareholders well. We greatly appreciate your continuing support of the Company.

We are attaching hereto, for your information, our report of the Company for the 50th fiscal year ended March 31, 2004.

We believe that improvement in the performance of Kyocera Group as a whole is responsive to the expectations of our shareholders, and we have been promoting management policies which focus on the performance of the entire Kyocera Group. In this connection, in order for our shareholders to better understand Kyocera Group, in addition to the documents prepared on a non-consolidated basis, which are required under Japanese law to be submitted to the Ordinary General Meeting of Shareholders, we are attaching hereto our report on the consolidated results and management strategy of Kyocera Group.

We hope for the further support of our shareholders toward Kyocera Group.

Kensuke Itoh Chairman of the Board and Representative Director	Yasuo Nishiguchi President and Representative Director

KYOCERA GROUP FINANCIAL REPORT [For Reference Only]

Highlights of Consolidated Results

Kyocera (“Kyocera” as a consolidated group) prepares consolidated financial statements pursuant to generally accepted accounting principles in the United States of America.

The figures in the consolidated financial statements are rounded to the nearest million yen.

(Yen in Millions)

	Years Ended March 31,
	2001	2002	2003	2004
Net sales	1,285,053	1,034,574	1,069,770	1,140,814
Profit from operations	207,200	51,561	83,388	108,962
Income before income taxes	400,222	55,398	76,037	115,040
Net income	219,529	31,953	41,165	68,086
Diluted earnings per share	1,157.83	168.88	220.86	364.78
Net assets	1,022,065	1,039,478	1,003,500	1,153,746
Net assets per share	5,406.12	5,498.67	5,425.37	6,153.83
Capital expenditures	105,944	54,631	40,614	54,937
Depreciation	67,096	76,252	64,988	60,861

Outline of Consolidated Performance

Net sales

•      Net sales in all operating segments for the 50th fiscal year ended March 31, 2004 surpassed levels recorded in the previous fiscal year, resulting in consolidated net sales of 1,140,814 million yen, an increase of 6.6% from the previous fiscal year.

•      A rise in global production of mobile handsets, digital home appliances, personal computers and other electronic equipment propelled increased component demand for these products. This drove higher sales in the components businesses of Kyocera, namely the Fine Ceramics Group and Electronic Device Group, compared to the previous fiscal year. Aggressive new product launches and the creation of new markets for information equipment, notably digital multifunctional product, and for telecommunications equipment such as mobile handsets, contributed to the stronger Equipment Group sales as compared to the previous fiscal year.

Profits

•      Profit from operations was 108,962 million yen, a 30.7% increase as compared to the previous fiscal year. Income before income taxes and net income were 115,040 million yen and 68,086 million yen, respectively, substantial increases of 51.3% and 65.4%, respectively, as compared to the previous fiscal year.

•      Kyocera improved profitability in the components business based on increased sales and the positive effects of group-wide, which emerged in the second half of the fiscal year, notably higher productivity and lower costs.

•      Operating profit relating to information equipment increased due to an increase of sales and expanded production in China. This was offset, however, by the costs of new product development aimed at future business expansion and marketing costs for telecommunications equipment and optical instruments, which led to an overall decline in profit in the Equipment Group.

•      A gain in the amount of 18,917 million yen was recorded due to a reduction in employee benefit obligations upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. This gain was included in both profit from operations and income before income taxes.*

* Refers to the transfer to the government of the substitutional portion of the pension programs that Kyocera operated on behalf of the government.

Performance by Operating Segment

Commencing in fiscal 2004, net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included in “Others” were changed to “Corporate.” Financial Results for fiscal 2002 and fiscal 2003 have been reclassified accordingly.

Net sales by Operating segment	(Yen in Millions)

	Years Ended March 31,
	2002	2003	2004
Fine Ceramics Group	252,879	238,867	255,805
Electronic Device Group	234,938	227,962	256,906
Equipment Group	478,293	529,784	545,811
Others	81,564	85,084	100,505
Adjustments and eliminations	(13,100)	(11,927)	(18,213)
Total net sales	1,034,574	1,069,770	1,140,814

Operating profit by Operating segment	(Yen in Millions)

	Years Ended March 31,
	2002	2003	2004
Fine Ceramics Group	20,137	18,797	31,139
Electronic Device Group	4,372	11,816	5,047
Equipment Group	24,413	40,020	31,257
Others	7,085	7,412	9,683
Total operating profit	56,007	78,045	77,126

Fine Ceramics Group

Net sales: ¥ 255,805 million; 7.1% increase from fiscal 2003

Operating profit: ¥ 31,139 million; 65.7% increase from fiscal 2003

•      Domestic and overseas manufacturers of Liquid Crystal Displays (LCDs), which are key components in mobile handsets and digital home appliances, invested aggressively for production expansion to keep pace with substantial increase in demand. In line with this, demand for *ceramic components for LCD processing equipment rose.

•      Demand for sapphire substrates for blue LEDs (Light Emitting Diodes), LCD projectors and other uses also increased and sales of fine ceramic components increased.

Sapphire Substrates for Blue LEDs
Ceramic Packages for Image Sensing Device

•      Sales of semiconductor parts increased due to steady growth in demand for *Surface-Mount Device (SMD) ceramic packages for electronic components used in devices such as mobile handsets and image sensing device packages for digital cameras.

Photovoltaic Generating System for Home Use

•      Sales of consumer-related products, such as solar-energy products and cutting tools, also increased.

•      Operating profit in this segment increased substantially compared to the previous fiscal year as a result of sales growth coupled with the positive impact of cost reductions and improved productivity.

[Reference]
Ceramic components for LCD processing equipment	P.14
Surface-Mount Device (SMD) ceramic packages	P.15

Electronic Device Group

Net sales:	¥256,906	million; 12.7% increase from fiscal 2003

Operating profit:	¥5,047	million; 57.3% decrease from fiscal 2003

•      Sales of *ceramic capacitors, connectors and LCDs increased due to increased global production of electronic equipment and advances in functionality and increased use of color displays for mobile handsets.

•      Kinseki, Limited (renamed Kyocera Kinseki Corporation) became a consolidated subsidiary in August 2003. For the eight month period from August 2003, sales of Kinseki, Limited were included in net sales.

Ceramic Capacitors

•      Efforts to reduce costs and to improve productivity resulted in strong profitability, especially in the capacitor business, from the second half of the fiscal year. However, a one-time loss related to the write-down of tantalum materials at AVX Corporation, a U.S. subsidiary, caused operating profit to decline in this segment in the first half of the fiscal year.

Connectors [KYOCERA ELCO CORPORATION]

[Reference]
Ceramic capacitors	P.15

Equipment Group

Net sales:	¥545,811	million; 3.0% increase from fiscal 2003

Operating profit:	¥31,257	million; 21.9% decrease from fiscal 2003

•      Sales in this segment increased, due to strong performances in information and telecommunications equipment.

•      Kyocera aggressively introduced new *mobile handsets with high-level functions to the North American and domestic markets. As compared to the previous fiscal year, steady growth in sales of mobile handsets, especially in the United States, drove an increase in sales in the telecommunications equipment business.

•      Optical instruments enjoyed substantial growth in sales in the domestic market due to the launch of new *digital cameras that enable consecutive shots up to the capacity of the memory card. This, however, was not enough to fully offset a decrease in sales of still cameras, leading to an overall decline in sales in this segment.

•      Introduction of new products, such as high-speed color printers, copiers and digital multifunctional products, in conjunction with favorable market response to enhanced product reliability, brought an increase in sales of information equipment.

•      Operating profit relating to telecommunications equipment and optical instruments decreased due to a decline in sales price of mobile handsets and PHS-related products as compared to the previous fiscal year, and an increase in costs for development of digital cameras. As a result, total operating profit of this segment decreased as compared to the previous fiscal year.

Digital Color Multifunctional Product [KYOCERA MITA CORPORATION]

[Reference]
Mobile handsets	P.16
Digital cameras	P.17

Others

Net sales: ¥ 100,505 million; 18.1% increase from fiscal 2003

Operating profit: ¥ 9,683 million; 30.6% increase from fiscal 2003

•      Kyocera Communication Systems Co., Ltd. significantly contributed to increased sales and profits of this segment compared to the previous fiscal year.

•      Kyocera Chemical Corporation, which became a consolidated subsidiary in the previous fiscal year, fully contributed to sales and profits of this segment from the beginning of the fiscal year.

Unified Authentication Solution “NET BUREAU” Original USB Key [KYOCERA COMMUNICATION SYSTEMS CO., LTD.]

Consolidated Balance Sheets

	Yen in millions
	March 31,		Increase (Decrease)
	2004	2003
ASSETS	Amount	Amount	Amount
Current assets :
Cash and cash equivalents	¥361,132	¥298,310	¥62,822
Restricted cash	—	56,368	(56,368)
Short-term investments	3,855	14,651	(10,796)
Trade notes receivable	33,801	35,446	(1,645)
Trade accounts receivable	207,583	179,750	27,833
Short-term finance receivables	70,553	31,254	39,299
Less allowances for doubtful accounts and sales returns	(8,468)	(7,703)	(765)
Inventories	197,194	183,156	14,038
Deferred income taxes	34,957	52,136	(17,179)
Other current assets	33,089	19,054	14,035

Total current assets	933,696	862,422	71,274

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,054	24,398	(344)
Securities and other investments	430,096	308,137	121,959

Total investments and advances	454,150	332,535	121,615

Long-term finance receivables	88,512	125,728	(37,216)

Property, plant and equipment, at cost :
Land	54,867	53,973	894
Buildings	217,216	203,387	13,829
Machinery and equipment	622,721	587,076	35,645
Construction in progress	10,384	5,483	4,901
Less accumulated depreciation	(650,668)	(600,414)	(50,254)

	254,520	249,505	5,015

Goodwill	25,254	25,703	(449)
Intangible assets	16,645	15,068	1,577
Other assets	21,981	24,053	(2,072)

Total non-current assets	861,062	772,592	88,470

Total assets	¥1,794,758	¥1,635,014	¥159,744

Restricted cash

Restricted cash represents the amount of a time deposit placed with a financial institution to reduce the cost of issuance of a letter of credit in connection with the litigation, which was cancelled as a result of settlement thereof.

Short-term finance receivables

The amount increased due to transfer from “long-term finance receivables” held by Kyocera Leasing Co., Ltd., a subsidiary that provides leasing services.

Securities and other investments

The increase was due principally to an improvement in the market value of shares held by Kyocera, especially of KDDI Corporation.

Long-term finance receivables

The amount decreased due to the transfer of “long-term finance receivables” of Kyocera Leasing Co., Ltd. to “short-term finance receivables.”

	Yen in millions
	March 31,		Increase (Decrease)
LIABILITIES AND	2004	2003
STOCKHOLDERS’ EQUITY	Amount	Amount	Amount
Current liabilities :
Short-term borrowings	¥84,815	¥107,886	¥(23,071)
Current portion of long-term debt	44,522	30,198	14,324
Trade notes and accounts payable	110,759	98,105	12,654
Other notes and accounts payable	38,115	28,428	9,687
Accrued payroll and bonus	34,161	33,059	1,102
Accrued income taxes	19,054	28,060	(9,006)
Accrued litigation expenses	—	41,862	(41,862)
Other accrued expenses	28,665	23,387	5,278
Other current liabilities	16,548	14,589	1,959

Total current liabilities	376,639	405,574	(28,935)

Non-current liabilities :
Long-term debt	70,608	60,736	9,872
Accrued pension and severance costs	38,620	74,906	(36,286)
Deferred income taxes	95,498	22,879	72,619
Other non-current liabilities	6,409	5,859	550

Total non-current liabilities	211,135	164,380	46,755

Total liabilities	587,774	569,954	17,820

Minority interests in subsidiaries	53,238	61,560	(8,322)

Stockholders’ equity :
Common stock	115,703	115,703	—
Additional paid-in capital	162,091	167,675	(5,584)
Retained earnings	885,262	828,350	56,912
Accumulated other comprehensive income	22,046	(56,194)	78,240
Treasury stock, at cost	(31,356)	(52,034)	20,678

Total stockholders’ equity	1,153,746	1,003,500	150,246

Total liabilities and stockholders’ equity	¥1,794,758	¥1,635,014	¥159,744

Accrued litigation expenses

The completion of the settlement regarding the litigation led to a decrease in this item.

Accrued pension and severance costs

The decrease was due mainly to the transfer to the government of the substitutional portion of the benefit obligation and related plan assets.

Deferred income taxes

Tax liabilities increased due to an increase in market value of shares of KDDI Corporation held by Kyocera.

Accumulated other comprehensive income

Net unrealized gain on securities (Note) increased, due mainly to the increase in market value of shares of KDDI Corporation held by Kyocera.

(Note)	Yen in millions
	March 31,
	2004	2003
Net unrealized gain (loss) on securities	¥59,241	¥(29,955)
Net unrealized losses on derivative financial instruments	¥(48)	¥(331)
Minimum pension liability adjustments	¥(1,477)	¥(10,931)
Foreign currency translation adjustments	¥(35,670)	¥(14,977)

Consolidated Statements of Income

	Yen in millions
	Years ended March 31,		Increase
	2004	2003	(Decrease)
	Amount	Amount	Amount
Net sales	¥1,140,814	¥1,069,770	¥71,044
Cost of sales	860,224	796,258	63,966

Gross profit	280,590	273,512	7,078

Selling, general and administrative expenses	171,628	190,124	(18,496)

Profit from operations	108,962	83,388	25,574

Other income or expenses :
Interest and dividend income	4,883	5,194	(311)
Interest expense	(1,286)	(1,432)	146
Foreign currency transaction losses	(1,546)	(5,405)	3,859
Equity in earnings of affiliates and unconsolidated subsidiaries	2,575	3,092	(517)
Loss on devaluation of investment in an affiliate	—	(5,159)	5,159
Losses on devaluation of investment securities	(1,030)	(2,883)	1,853
Other, net	2,482	(758)	3,240

Total other income or expenses	6,078	(7,351)	13,429

Income before income taxes, minority interests and cumulative effect of change in accounting principle	115,040	76,037	39,003

Income taxes	50,310	32,780	17,530

Income before minority interests and cumulative effect of change in accounting principle	64,730	43,257	21,473

Minority interests	3,356	164	3,192

Income before cumulative effect of change in accounting principle	68,086	43,421	24,665

Cumulative effect of change in accounting principle, net of taxes	—	(2,256)	2,256

Net income	¥68,086	¥41,165	¥26,921

Earnings per share (Yen):
Net income:
Basic	¥364.79	¥220.91
Diluted	¥364.78	¥220.86
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	186,643	186,338
Diluted	186,649	186,382

Net sales

1.	Sales of Kinseki, Limited and Kyocera SLC Technologies Corporation were included from August 2003 and September 2003, respectively.

2.	Sales of Kyocera Chemical Corporation were included from the beginning of the period.

3.	Sales of Kyocera Mita Corporation and Kyocera Wireless Corp., etc. increased.

Cost of sales

1.	A loss of ¥10,351 million related to the write-down of tantalum material at AVX Corporation was included.

2.	The expense for settlement of the litigation has been charged against accrued account payable for litigation. The difference between the accrued payable and the amount actually paid, amounting to ¥2,284 million, was included in a reversal of cost of sales.

Profit from operations

Profit from operations includes profit in the amount of ¥18,917 million on the transfer to the government of the substitutional portion of the benefit obligations and related plan assets, which are accounted for as follows, in accordance with the generally accepted accounting principles of the United States.

Cost of sales	¥13,735 million
Selling, general and administrative expenses	¥(32,652) million

Net	¥(18,917) million

Notes to the Consolidated Statement of Income:

1.	Kyocera applies SFAS No. 130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the years ended March 31, 2004 and 2003 increased by of 146,326 million yen and 7,721 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock.

3.	Effective April 1, 2002, Kyocera adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Upon the adoption of the standard, Kyocera recognized cumulative effects of these changes in accounting principle, net of tax, in the amount of 2,256 million yen for the year ended March 31, 2003.

4.	Kyocera and its certain domestic subsidiary recognized, in profit from operations for the year ended March 31, 2004, settlement gain in the amount of 18,917 million yen as a result of completion of transfer to the government of the substitutional portion of employee benefit obligations and related plan assets. This gain was recognized in accordance with the Emerging Issues Task Force No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

Consolidated Statements of Cash Flows

	Yen in millions
	Years ended March 31,
	2004 Amount	2003 Amount
Cash flows from operating activities :
Net income	¥68,086	¥41,165
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	70,260	75,320
Losses on inventories	11,228	6,966
Loss on devaluation of investment in an affiliate	—	5,159
Cumulative effect of change in accounting principle	—	2,256
Foreign currency adjustments	1,294	5,139
Increase in receivables	(34,704)	(948)
(Increase) decrease in inventories	(32,966)	11,067
(Increase) decrease in other current assets	(4,402)	1,128
Increase in notes and accounts payable	20,701	13,247
Settlement regarding LaPine Case	(35,454)	—
Other, net	(1,468)	255

Net cash provided by operating activities	62,575	160,754

Cash flows from investing activities :
Payments for purchases of securities	(37,981)	(52,244)
Payments for purchases of investments and advances	(7,917)	(1,035)
Sales and maturities of securities	77,487	34,350
Proceeds from sales of investment in an affiliate	5,004	—
Payments for purchases of property, plant and equipment, and intangible assets	(58,869)	(47,101)
Proceeds from sales of property, plant and equipment, and intangible assets	2,720	3,122
Acquisitions of businesses, net of cash acquired	(2,271)	4,058
Deposit of restricted cash	(1,994)	(1,477)
Withdrawal of restricted cash	52,983	—
Other, net	419	1,815

Net cash provided by (used in) investing activities	29,581	(58,512)

Cash flows from financing activities :
Decrease in short-term debt	(23,823)	(3,475)
Proceeds from issuance of long-term debt	48,975	1,568
Payments of long-term debt	(33,152)	(19,152)
Dividends paid	(12,372)	(12,382)
Net purchases of treasury stock	(33)	(42,010)
Other, net	(17)	789

Net cash used in financing activities	(20,422)	(74,662)

Effect of exchange rate changes on cash and cash equivalents	(8,912)	(10,169)

Net increase in cash and cash equivalents	62,822	17,411
Cash and cash equivalents at beginning of year	298,310	280,899

Cash and cash equivalents at end of year	¥361,132	¥298,310

Cash flows from operating activities

This amount indicates cash flow produced in the ordinary course of business, including sales of products and provision of services.

Net cash and cash equivalent provided by operating activities decreased as compared to the previous fiscal year due principally to increases in receivables and inventories, as well as to the settlement payout in the litigation.

Cash flows from investing activities

This amount indicates expenditures for future profits, as well as fund management and returns therefrom.

Net cash and cash equivalent provided by investing activities increased as compared to the previous fiscal year due principally to increases in income from sales and maturities of securities, and the liquidation of restricted cash for the settlement payout in the litigation.

Cash flows from financing activities

This amount indicates procurement and repayment of funds for business operations and investment activities.

Net cash and cash equivalent spent in financing activities decreased as compared to the previous fiscal year principally as a result of a decrease in the purchase of treasury stock.

Management Strategies

During the 51st fiscal year from April 1, 2004 to March 31, 2005, Kyocera will further implement existing management policies and enhance its performance, and continue promoting its strategy of “high-value-added diversification” to be “a creative company that continues to grow in the 21st century.”

1.      Enhance sales of products with high market share

In the electronic equipment market, including products such as mobile handsets, digital home appliances and PCs, which is highly promising over the mid-term, Kyocera will strive to bolster sales of fine ceramic parts, semiconductor parts, CDMA handsets and other products for which Kyocera already holds a high global market share.

2.      Develop new products and new markets

Shanghai Kyocera Electronics Co., Ltd. Optical Devices [KYOCERA KINSEKI CORPORATION]

In the businesses associated with PHS-related products, semiconductor parts and electronic components, Kyocera will launch new products built by developing new applications for existing technologies and cultivate new markets.

3.      Expand production in China

Kyocera will bolster production capabilities in China, especially for semiconductor parts, electronic components, solar modules and information equipment, as well as improve productivity with a view to heightening profitability.

4.      Pursue synergies

By strengthening ties with AVX Corporation, Kyocera will drive higher group-wide sales of electronic components in overseas markets. In addition, it will pursue synergistic effects with Kyocera Kinseki Corporation to become a leader in the crystal components related market.

5.      Maximize use of business resources within and outside Kyocera Group

In order to outperform its competition, Kyocera will strive to boost profitability by leveraging group resources including technologies and enhancing the utilization of top quality external business resources.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

Glossary & Product Introduction

Ceramic Components for LCD Processing Equipment

LCDs are used as viewing screens in a diverse array of electronic equipment, from TVs and PCs to mobile handsets and digital cameras. Kyocera leverages its large-scale molding and processing technologies to provide ceramic components for LCD processing equipment that are superior in hardness as well as heat- and chemical-resistance. Due to the increasing size and sophistication of LCDs, market demand for fine ceramic components for LCD processing equipment is growing steadily.	Ceramic Components for LCD Processing Equipment

Image of processing LCDs

Components for Mobile Handsets

Mobile handsets are gradually becoming thinner and more advanced, which has spurred the need for smaller, more highly developed components. In response to this need, Kyocera supplies a variety of electronic components, creating added-value in new mobile handsets.

CDMA 1X “A5502K” Third Generation (3G) Mobile Handset

Mobile handsets are changing with the times. Now, more than simply handsets for talking, modern functions include receiving and sending e-mail, browsing the internet, taking photos and recording moving images. To stay one step ahead of market needs, Kyocera always seeks to develop unique, high-value-added mobile handsets. In January 2004, it released the “A5502K” *1 handset, incorporating au’s first electronic compass with a “heading-up” function that plots the route while you walk.

Features of A5502K

(1)	Electronic compass

The map rotates to the direction the device is facing, so that the route is always displayed on the upper side of screen.

(2)	Twin-camera

The first camera is capable of photographing approximately 1.0 million effective pixels. The second is especially for taking self-shots, made easy with a large screen viewing area.

(3)*2	The world’s first automatic strobe light system

It features the same kind of strobe light used in digital cameras, making clear pictures possible even in the dark.

(4)	The largest LCD screen

It has a large-size LCD screen for easy viewing and photography.

*1	The first au electronic compass model with real-time navigation by “EZ Navi-Walk”

(as of January 2004).

*2	Introduced in January 2004, the world’s first built-in model

(source: Kyocera Corporation).

Digital Camera Finecam SL400R

Kyocera introduced five new digital cameras, which are equipped with its proprietary image processing system, Rtune™, with pioneering features such as fast start-up and response time, as well as a high-speed, full-memory consecutive shooting function.

Features of Finecam SL400R

equipped with Rtune™

(1)	High-speed, full-memory consecutive shooting

The camera achieves high-speed consecutive shooting at a maximum of 3.3 frames per second up to the capacity of the memory card *.

(2)	Fast performance

The camera starts up in less than one second and features a shutter time-lag of approximately 0.07 seconds, giving it close to the fastest performance in the industry.

(3)	Compact design

The 15mm full-flat body ensures outstanding portability.

(4)	Easy-framing body with rotating lens

The rotating lens allows the user to shoot from a diverse range of angles.

*	Full-memory consecutive shooting means shooting successive images until the capacity of the memory card is reached. It is available when using an SD memory card with a transfer speed of at least 10 MB per second for high-speed recording. (The consecutive shooting speed differs depending on the shooting conditions, the camera settings and memory card status. Free capacity may remain in the memory card, depending on the images being photographed.)

Photos taken using the Finecam SL400R’s

consecutive shooting function

Accompanying Materials for the 50th Ordinary General Meeting of Shareholders

Business Report (From April 1, 2003 to March 31, 2004)

1. BUSINESS OUTLINE

(1) Business Developments and Results

Although personal consumption remained slow, the Japanese economy during the 50th fiscal year ended March 31, 2004 (fiscal 2004) showed signs of a mild recovery, driven by such factors as expanded capital expenditures in the private sector, increased exports and an improvement in corporate earnings. The U.S. economy registered steady growth, led mainly by expansion of personal consumption and capital expenditures, while in Europe, despite sluggishness in the first half of fiscal 2004, the economy began to show signs of recovery in the second half. Notwithstanding a temporary production slowdown caused by Severe Acute Respiratory Syndrome (“SARS”) at the beginning of fiscal 2004, the Asian economy continued to progress strongly after SARS was brought under control, particularly on the back of solid growth in the Chinese economy.

In the electronics industry, the digital home appliances market and the computer-related equipment market, notably of notebook PCs, expanded. The mobile handset market showed steady recovery from the summer of 2003, due to demand for new products and replacements driven by the popularity of models equipped with color Liquid Crystal Displays (LCDs) and built-in cameras.

An increase in component demand for mobile handsets, digital home appliances and computer-related equipment, triggered by expanded global production of electronics-related equipment, drove sales growth in the Fine Ceramics Group and the Electronic Device Group as compared with the previous fiscal year. As a result, net sales for the period increased by 2.3% compared with fiscal 2003, to ¥494,035 million. On a regional basis, sales in Japan increased by 3.5% to ¥311,772 million, due primarily to strong sales in the component business. Overseas, rising component demand was more than enough to offset the negative impact of the strong yen against the dollar (compared with fiscal 2003) and a sales decline in telecommunications equipment in Asia. Correspondingly, sales increased by 0.4%, to ¥182,263 million.

The Company boosted its profitability, especially in its component business, during the fiscal year as the component business enjoyed strong sales and the results of comprehensive structural reforms to improve profitability took hold. In the telecommunications equipment and optical instruments business, profits declined mainly due to a drop in market price coupled with an increase in costs related to the development of new products and aggressive marketing activities. Consequently, profit from operations decreased by 2.8% compared with fiscal 2003, to ¥41,222 million. Recurring profit increased by 13.0% to ¥61,788 million compared with fiscal 2003, due to favorable exchange rates, which had a negative impact on recurring profit in fiscal 2003. Net income increased 117.2% to ¥60,663 million, as a special gain in the amount of ¥32,721 million was recorded as a result of the transfer to the government of a substitutional portion of the employees’ benefit obligation.

Sales of each business segment were as follows:

1)	Fine Ceramics Group: ¥219,949 million ; increase by 7.2% from the previous fiscal year

Demand was brisk for fine ceramic parts, notably sapphire substrates for LCD projectors and LEDs and for LCD processing equipment. Sales grew significantly also for consumer-related products, such as solar energy products and cutting tools. Sales of semiconductor parts increased as compared with fiscal 2003 on account of increased demand for mobile handsets and digital cameras, which drove higher sales of ceramic packages for Surface Mount Device and ceramic packages for image sensing device. Sales of organic packages and substrates for computers also substantially increased.

2)	Electronic Device Group: ¥102,045 million ; increase by 3.5% from the previous fiscal year

Production in Asia declined at the beginning of fiscal 2004, due mainly to SARS, which also caused a drop in demand for components. Once the disease was brought under control, however, demand for components such as ceramic capacitors and timing device, especially for mobile handsets, recovered. The Company also registered a significant increase in sales of LCDs, spurred by advancing popularity of mobile handsets with color displays and the creation of new markets overseas. Sales of thermal printheads also increased due mainly to expansion of applications.

3)	Equipment Group: ¥169,950 million ; decrease by 3.8% from the previous fiscal year

Despite a substantial price decline in the market for PHS-related products, sales increased as compared with fiscal 2003 figures on account of successful product launches. With respect to mobile handsets, intensifying price competition in Asia outweighed efforts geared towards new product introductions both inside and outside Japan, causing sales of mobile handsets to decrease from the high level recorded in fiscal 2003.

In optical instruments, although sales of still cameras fell, sales of digital cameras grew, especially in Japan, due mainly to the release of 12 new products, including a unique model with a vastly improved continuous shot function. Overall sales of optical instruments increased as compared with fiscal 2003.

The Company aims to create new markets through cutting-edge technologies and to generate growth by leveraging the high earning capacity and superior competitiveness of its components and equipment businesses. With the objectives of maximizing synergies among the Groups and achieving further growth, the Company executed the following strategies during fiscal 2004 in the high-growth-potential crystal components related business and the organic material components business within its group companies.

(i)	The Company made Kinseki, Limited (Kinseki), a wholly-owned subsidiary by means of a stock swap on August 1, 2003. Furthermore, in order to reorganize the management resources of Kyocera Group to strengthen the crystal component business, the manufacturing division of the crystal components related business of the Company was transferred to Kinseki, and Kinseki’s marketing division was consolidated into the marketing division of the electronic component business of the Company by means of a corporate split effective on April 1, 2004. At the same time, the company name of Kinseki was changed to Kyocera Kinseki Corporation (Kyocera Kinseki).

(ii)	The Company established Kyocera SLC Technologies Corporation (KST) to assume the SLC (Surface Laminar Circuitry) business of IBM Japan, Ltd, and this new entity commenced operations on September 1, 2003. In order to expand the organic material components business by combining the technology of the Company, which was fostered in it, with the technology of KST to gain more synergetic effects, the Company reorganized and concentrated its management resources relating to organic material components business in KST by means of a corporate split effective on April 1, 2004.

Following the 49th General Meeting of Shareholders on June 25, 2003, the Company introduced an executive officer system to establish corporate governance appropriate for a global corporation, together with a decision making system responsive to changes in the business environment, and to promote management executives to lead the next generation.

Furthermore, on December 22, 2003, U.S. time, an agreement was reached for settlement of all the disputes between Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company in the U.S. on the one hand and the Company on the other. Pursuant to this settlement, the Company paid US$331.5 million (¥35,454 million). This expense has been charged against accrued accounts payable. The excess accrual of ¥2,284 million has been recorded as a reversal of cost of sales.

(2) Outline of Capital Expenditures

The total amount of capital expenditures in fiscal 2004 was ¥28,204 million, the main items of which were as follows:

(i)	The Company made investments in the Shiga Youkaichi Plant, the Kagoshima Sendai Plant and the Kagoshima Kokubu Plant with the purpose of expanding their lines for new products and streamlining production in respect of fine ceramic parts, semiconductor parts, electronic components and solar energy related products.

(ii)	The Company made investment in the Hokkaido Kitami Plant with the purpose of expanding its lines for new products and streamlining production in respect of telecommunications equipment.

(iii)	The Company purchased land for a factory site in Ayabe City, Kyoto.

All of these capital expenditures were financed in-house.

(3) Finance

None

(4) Matters to be Dealt with

For the 51th fiscal year from April 1, 2004 to March 31, 2005 (fiscal 2005), the business environment in Japan is expected to continue recovering, while economic expansion is forecast overseas, particularly in Asia and the United States.

Persistent growth in demand is anticipated in the electronics industry, notably for mobile handsets and digital electric appliances.

The Company will strive to be a “creative company that continues to grow” by fully exploiting group synergies in its various businesses and promoting “high-value-added diversification”. In fiscal 2005, we will implement the following business strategies to ensure that existing management policies translate into enhanced performance and stimulate high growth.

(i)	The Company seeks to improve profitability by maximizing synergistic effects within Kyocera Group in development, production and sales in the components and equipment businesses. The Company aims to propel growth in the component business through two key initiatives: strengthening ties between AVX Corporation and the Electronic Device Group of the Company on the sales front; and, achieving synergies with Kyocera Kinseki by restructuring the crystal components related business to establish specialized systems of development, production and sales. The Company will also enhance production in China as a means of raising profitability. In the equipment business, the Company will utilize its mobile handset business foundation in Japan, China and the United States to promote the optimal development and production structure.

(ii)	The Company aims to enhance sales of products with high market share in the digital electric appliances market, which is highly promising.

In particular, the Company will continue increasing sales of ceramic packages for image sensing device in response to the expanding market for camera-equipped mobile handsets, as well as of organic packages and multilayer substrates for computer-related equipment and digital electric appliances. The Company will also work to augment sales of fine ceramic parts for semiconductors and LCD processing equipment, and sapphire substrates. In solar systems, the Company will promote the creation of a global production system with heightened capacity and strive for business expansion to meet escalating worldwide demand.

(iii)	The Company will leverage our technological capabilities to develop new markets, thereby creating a newfound revenue base.

We will supply new user terminals and base stations, developed through the application of accumulated PHS technology, for a high-speed wireless internet service that was launched for full commercialization in Australia in March 2004. We will also cultivate new markets in other regions to establish our position as market leader.

(5) TREND FOR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	47th FY (Apr.2000- Mar.2001)	48th FY (Apr.2001 - Mar.2002)	49th FY (Apr.2002 - Mar.2003)	50th FY (this FY) (Apr.2003 - Mar.2004)
Orders (millions of yen)	663,290	469,870	490,554	502,539
Fine Ceramics Group	323,001	202,865	201,587	225,952
Electronic Device Group	129,457	80,768	100,219	104,678
Equipment Group	197,561	180,480	186,587	169,742
Others	13,270	5,755	2,159	2,167

Net sales (millions of yen)	652,510	499,264	482,834	494,035
Fine Ceramics Group	318,839	216,089	205,245	219,949
Electronic Device Group	127,530	90,032	98,619	102,045
Equipment Group	191,452	186,017	176,625	169,950
Others	14,687	7,124	2,343	2,091

Recurring profit (millions of yen)	114,500	56,412	54,685	61,788

Net income (millions of yen)	31,398	34,475	27,923	60,663

Earnings per share (yen)	164.98	182.36	149.45	324.70

Net assets (millions of yen)	889,748	879,434	865,147	1,029,738

Net assets per share (yen)	4,675.06	4,652.07	4,676.97	5,492.08

(Notes)

1.	Earnings per share is calculated on the basis of the average number of shares in issue during each fiscal year and net assets per share is calculated on the basis of the number of shares in issue at the end of each fiscal year. From the 48th fiscal year treasury stock is not included in calculations of average number of shares in issue during the fiscal year, or number of shares in issue at the end of the fiscal year.
2.	In the 47th fiscal year, sales from components and parts business recorded its highest in the history due mainly to the increase of sales for telecommunication and information industry markets in Japan and overseas. As a result of one-time amortization of unfunded benefit obligation recorded as a special loss, net income decreased as compared to the previous fiscal year.
3.	In the 48th fiscal year, sales decreased due to sluggish demand of electronic devices for mobile phone handsets and computer related products as well as parts and components for fiber optic communications, resulting from the downturn in the market for the IT (information technology) related industries. Net income increased, because of the absence of a special loss recorded in the previous fiscal year in connection with one-time amortization of unfunded benefit obligation, in spite of the reflection of decreased order volume and the substantial decline in the product prices.
4.	In the 49th fiscal year, net sales decreased due mainly to transfer of the Company’s printer operation to our subsidiary Kyocera Mita Corporation, partly offset by increased sales of components for mobile handsets and telecommunications equipment. Net income decreased due mainly to losses on devaluation of investment securities and an increase in deferred income tax expense as a result of the revaluation of deferred tax assets.
5.	With respect to this fiscal year (the 50th fiscal year), please refer to the description in (1) “Business Developments and Results” above.

2. GENERAL DESCRIPTION OF THE COMPANY

(1) Principal Businesses

The Company manufactures and sells a highly diversified range of products, including parts involving fine ceramic technologies and applied ceramic products, telecommunications equipment and optical instruments, etc. The principal products are listed below:

Operating Segment	Principal Products

Fine Ceramics Group

(Fine Ceramic Parts)

Information & Telecommunication Components, Semiconductor Process

Equipment Components, LCD Process Equipment Components,

Automotive & ITS related Components, General Industrial Ceramics Components

(Semiconductor Parts)

Ceramic Packages for Surface Mount Devices, Ceramic Multilayer

Packages/Multilayer Substrates, Metallized Products, Optical Communication

Ceramic Packages/Components, Organic Packages/Substrates

(Applied Ceramic Products)

Cutting Tools, Residential & Industrial Photovoltaic Generating Systems,

Solar Cells & Modules, Jewelry, Dental & Orthopedic Implants

Electronic Device Group

Ceramic Chip Capacitors, Temperature Compensated Crystal Oscillators (TCXO),

Voltage Controlled Oscillators (VCO), RF Module,

Ceramic Resonators/Filters, Thermal Printheads, LED Printheads,

Amorphous Silicon Drums, Liquid Crystal Displays

Equipment Group	(Telecommunications Equipment) Mobile Handsets, PHS Related Products (Optical Instruments) Single-lens Reflex Cameras, Compact Cameras, Digital Cameras

(2) Combined Businesses

1. Principal Subsidiaries

Name of Subsidiary	Amount of Capital (thousands)	Percentage of Voting Rights %	Principal Business
Kyocera International, Inc.	US$34,850	100.0	Investment and management of subsidiaries in North America as holding company
Kyocera America, Inc. (Note 1)	US$15,000	100.0	Manufacture and sale of special ceramics for industrial use
Kyocera Industrial Ceramics Corporation (Note 1)	US$1,250	100.0	Manufacture and sale of special ceramics for industrial use
Kyocera Asia Pacific PTE Ltd.	US$105	100.0	Sale of special ceramics for industrial use
Kyocera Fineceramics GmbH	EUR1,687	100.0	Sale of special ceramics for industrial use
Kyocera ELCO Corporation	¥400,000	100.0	Manufacture and sale of electronic components
AVX Corporation	US$1,763	70.1	Manufacture and sale of electronic components
AVX/Kyocera (Singapore) PTE Ltd. (Note 2)	S$657	70.1	Manufacture and sale of electronic components
AVX/Kyocera Asia Ltd. (Note 3)	HK$11	70.1	Manufacture and sale of electronic components
Shanghai Kyocera Electronics Co., Ltd.	¥14,500,000	90.0	Manufacture and sale of special ceramics for industrial use
Kyocera Wireless Corp. (Note 1)	US$825	100.0	Manufacture and sale of telecommunications equipment
Kyocera Zhenhua Communication Equipment Co., Ltd.	US$14,892	70.0	Manufacture and sale of telecommunications equipment
Kinseki, Ltd.	¥16,318,000	100.0	Manufacture and sale of electronic components
Kyocera Mita Corporation	¥12,000,000	100.0	Manufacture and sale of information system equipment
Kyocera Leasing Co., Ltd.	¥8,575,000	100.0	Non-real estate leasing and financing business

(Notes)

1.  Wholly owned subsidiary of Kyocera International, Inc., a wholly owned subsidiary of the Company.

2.  Wholly owned subsidiary of AVX Ltd., a wholly owned subsidiary of AVX Corporation.

3.  Wholly owned subsidiary of AVX Development, Inc, a wholly owned subsidiary of the Company.

2. Developments of Combined Businesses

To further fortify the crystal components related business with full support by the Company, the Company made Kinseki, Limited a wholly-owned subsidiary (100% owned subsidiary) through a stock swap.

To strengthen the organic material components businesses, the Company, International Business Machines Corporation and IBM Japan, Ltd. have reached an agreement for the transfer from IBM Japan Ltd. to the Company of the SLC (Surface Laminar Circuitry) business of the Yasu Site of IBM Japan Ltd., and have executed a business transfer agreement. The Company has incorporated a new company “Kyocera SLC Technologies Corporation” to undertake the SLC business.

3 Results of Combined Businesses

Including the above mentioned 15 principal subsidiaries, the Kyocera Group includes 159 consolidated subsidiaries and 16 companies accounted for by the equity method. Consolidated net sales for fiscal 2004 increased by ¥71,044 million (6.6%) to ¥1,140,814 million from the previous fiscal year, and consolidated net income for fiscal 2004 increased by ¥26,921 million (65.4%) to ¥68,086 million from the previous fiscal year, both under to U.S. GAAP.

(3)	Shares (as of March 31, 2004)

(i	)	Total number of shares authorized to be issued:	600,000,000	shares

(ii	)	Total number of shares in issue:	191,309,290	shares

(iii	)	Number of shareholders:	86,493	shareholders

(iv	)	Major shareholders

	Capital Contribution to the Company		Capital Contribution by the Company to the Major Shareholders
Name of Shareholder	Number of Shares Owned	Percentage of Voting Rights	Number of Shares Owned	Percentage of Voting Rights
	Thousand	%	Thousand	%
Japan Trustee Services Bank, Ltd. (Trust Account)	16,291	8.72	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,392	6.63	—	—
The Bank of Kyoto, Limited	7,218	3.86	7,980	2.43
Kazuo Inamori	6,806	3.64	—	—
The Inamori Foundation	4,680	2.50	—	—
UFJ Bank Limited	3,931	2.10	—	—
KI Enterprise Co., Ltd.	3,550	1.90	—	—
State Street Bank and Trust Company	3,468	1.86	—	—
Barclays Bank PLC. Barclays Capital Securities	2,853	1.53	—	—
The Dai-ichi Mutual Life Insurance Company	2,748	1.47	—	—

(Notes)

1.	The Company does not directly hold any share of UFJ Bank, Limited. However, the Company holds approximately 6 thousand shares of common stock (0.13%) of its holding company, UFJ Holdings, Inc.
2.	Treasury stock of 3,825 thousand shares is excluded in preparing the list of major shareholders.

(v) Acquisition, disposition and holding of the Company’s shares by the Company

1.	Shares acquired:	Common stock	14,577 shares	Aggregate acquisition price	¥105 million
2.	Shares disposed of:	Common stock	2,534,470 shares	Aggregate disposal price	¥20,783 million
3.	Shares under procedures for less:	None
4.	Shares held at the end of fiscal year:	Common stock	3,825,037 shares

(vi) Stock Acquisition Rights

(1) Stock Acquisition Rights currently issued (resolved at the Ordinary General Shareholders Meeting on June 25, 2003)

1.	Number of stock acquisition rights to be issued: 10,410

(One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights:

1,041,000 shares of Common Stock of the Company

3.	Issue price of stock acquisition rights: None

(2) Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

  (resolved at the Ordinary General Shareholders Meeting on June 25, 2003)

1.	Number of stock acquisition rights to be issued: 10,689

(One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and number of shares to be issued upon exercise of stock acquisition rights:

1,068,900 shares of Common Stock of the Company

3.	Issue price of stock acquisition rights: Nil

4.	Amount to be paid in upon exercise of stock acquisition rights: ¥7,900

5.	Exercise period for stock acquisition rights: From October 1, 2003 to September 30, 2008

6.	Conditions for exercise of stock acquisition rights:

(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in “Agreement relating to the Allocation of Stock Acquisition Right” between the Company and each Acquisition Rights Holder.

7.	Cancellation of stock acquisition rights:

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

8.	Specially favorable conditions

The stock acquisition rights were issued without consideration to Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

9.	Names of the Acquisition Rights Holder and the number of shares to be made available to them

Directors of the Company (Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

Kazuo Inamori	80	Kensuke Itoh	80	Yasuo Nishiguchi	80
Masahiro Umemura	60	Michihisa Yamamoto	60	Yuzo Yamamura	60
Naoyuki Morita	60	Koji Seki	60	Noboru Nakamura	60
Isao Kishimoto	55	Hisao Hisaki	50	Rodney N. Lanthorne	45
John S. Gilbertson	45

Corporate Auditors of the Company (Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

Atsushi Mori	30	Yuji Itoh	30	Yasuo Akashi	30

Employees of the Company, Directors, Corporate Auditors and employees of the subsidiaries

{within the 10 highest tiers of seniority} (Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

Isao Yukawa	40	Managing Executive Officer of the Company
Hisashi Sakumi	40	Managing Executive Officer of the Company
Hideki Ishida	40	Managing Executive Officer of the Company
Tsutomu Yamori	40	Managing Executive Officer of the Company
Masahiro Inoue	40	Managing Executive Officer of the Company
Eiichi Toriyama	40	Managing Executive Officer of the Company
Makoto Kawamura	40	Managing Executive Officer of the Company
Tatsumi Maeda	40	Managing Executive Officer of the Company
Akiyoshi Okamoto	30	Senior Executive Officer of the Company
Takashi Ito	30	Senior Executive Officer of the Company

Directors or Corporate Auditors of subsidiaries who were issued stock acquisition rights, the number of which equaled or exceeded the lowest number issued to a Director or Corporate Auditor of the Company

(Name of Acquisition Rights Holder, Number of Stock Acquisition Rights, Notes)

Iwao Yamazaki	30	Director of Kyocera Chemical Corporation

Breakdown of stock acquisition rights allocated to employees of the Company, or Directors, Corporate Auditors or employees of subsidiaries

	Number of stock acquisition rights	Kind and aggregate number of shares to be issued upon exercise of stock acquisition rights		Number of persons to whom stock acquisition rights were allocated
Employees of the Company	6,742	Common Stock	674,200	981
Directors of the subsidiaries	856	Common Stock	85,600	66
Corporate Auditors of the subsidiaries	36	Common Stock	3,600	4
Employees of the subsidiaries	2,170	Common Stock	217,000	321

(4) Employees

Number of Employees	Change from the End of Previous Fiscal Year	Average Age	Average Years of Service
13,604	Decrease of 333	37.3	14.6

(Note)     The number of the employees does not include 1,035 employees seconded to the subsidiaries, etc.

(5) Principal Offices and Plants, etc.

Head Office:	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Offices:	Sapporo	Tohoku (Sendai)	Utsunomiya	Takasaki
	Ohmiya (Saitama)	Tachikawa	Atsugi	Kanazawa
	Yamanashi (Nirasaki)	Matsumoto	Hamamatsu	Nagoya
	Mikawa (Anjo)	Osaka	Nishi-Akashi	Okayama
	Hiroshima	Takamatsu	Kyushu (Fukuoka)

Plants:	Hokkaido Kitami	Fukushima Tanakura	Chiba Sakura	Nagano Okaya
	Mie Ise	Shiga Gamo	Shiga Youkaichi	Kagoshima Sendai
	Kagoshima Kokubu	Kagoshima Hayato

Business Divisions:	Tokyo Yaesu	Tokyo Harajuku	Tokyo Yoga	Yokohama
	Kyoto Fushimi	Osaka Tamatsukuri

Research Laboratories:	R&D Center, Yokohama
R&D Center, Keihanna (Kansai Science City, Souraku District, Kyoto)
R&D Center, Kagoshima (Kokubu, Kagoshima)

(6) Directors and Corporate Auditors (as of March 31, 2004)

Title	Name	Duties or Principal Occupation
Chairman Emeritus and Director	Kazuo Inamori

Chairman of the Board and Representative Director	Kensuke Itoh

President and Representative Director	Yasuo Nishiguchi	President (Executive Officer)

Representative Director	Masahiro Umemura	Executive Vice President (Executive Officer) General Manager of Corporate Development Division

Representative Director	Michihisa Yamamoto	Executive Vice President (Executive Officer)

General Manager of Corporate General Affairs Division

Director	Yuzo Yamamura	President and Representative Director of Kyocera ELCO Corporation

Director	Naoyuki Morita	President and Representative Director of Kyocera Communication Systems Co., Ltd.

Director	Koji Seki	President and Representative Director of Kyocera Mita Corporation

Director	Noboru Nakamura	Executive Vice President and Representative Director of Kyocera Chemical Corporation

Director	Isao Kishimoto	President and Representative Director of Kinseki, Limited

Director	Hisao Hisaki	Managing Executive Officer (Executive Officer)

Executive Vice President of Kyocera (Tianjin) Sales & Trading Corporation

Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.

Director	John S. Gilbertson	President and Chief Executive Officer, Director of AVX Corporation

Full-time Corporate Auditor	Atsushi Mori

Full-time Corporate Auditor	Yuji Itoh

Full-time Corporate Auditor	Yasuo Akashi

Corporate Auditor	Osamu Nishieda	Attorney At Law

Corporate Auditor	Shinji Kurihara	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital

(Notes)

1.	Of the Corporate Auditors listed above, Messrs. Osamu Nishieda and Shinji Kurihara are outside Corporate Auditors as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

2.	Change of Directors and Corporate Auditors during the 50th fiscal year

(i)	Sixteen Directors, Messrs. Yasuo Akashi, Isao Yukawa, Hisashi Sakumi, Hideki Ishida, Akiyoshi Okamoto, Takashi Ito, Masato Takeda, Minoru Fujiyoshi, Yoshihiko Nishikawa, Tsutomu Yamori, Masahiro Inoue, Eiichi Toriyama, Susumu Ohshima, Koji Mae, Makoto Kawamura and Tatsumi Maeda retired upon expiration of their terms of office as of June 25, 2003. Messrs. Isao Yukawa, Hisashi Sakumi, Hideki Ishida, Akiyoshi Okamoto, Takashi Ito, Masato Takeda, Yoshihiko Nishikawa, Tsutomu Yamori, Masahiro Inoue, Eiichi Toriyama, Susumu Ohshima, Koji Mae, Makoto Kawamura and Tatsumi Maeda newly assumed the office of executive officer.

(ii)	Mr. Mitsuru Akimoto resigned from the office of Corporate Auditor as of June 25, 2003.

(iii)	Messrs. Yuzo Yamamura, Naoyuki Morita and Koji Seki were newly elected and assumed the office of Director as of June 25, 2003.

(iv)	Mr. Yasuo Akashi was newly elected and assumed the office of full-time Corporate Auditor as of June 25, 2003.

(v)	Mr. Shinji Kurihara was elected and assumed the office of Corporate Auditor as successor to Mr. Mitsuru Akimoto as of June 25, 2003.

3.	As from June 25, 2003, the Company introduced an executive officer system and newly elected executive officers. There are 29 executive officers in addition to 4 Directors who also serve as executive officers.

(Note)    The amounts and numbers of shares set out in this Report are rounded to the nearest unit as from the 50th fiscal year.

Balance Sheet (as of March 31, 2004)

(Non-Consolidated)

(Yen in Millions)

ASSETS
Current assets:
Cash and bank deposits	¥192,928
Trade notes receivable	50,414
Trade accounts receivable	85,441
Finished goods and merchandise	20,010
Raw materials	20,058
Work in process	21,904
Supplies	742
Deferred income taxes	10,806
Short-term loans	3,178
Other accounts receivable	5,772
Refundable income taxes	2,645
Other current assets	1,349
Allowances for doubtful accounts	(144)

Total current assets	415,103

Non-current assets:
Tangible fixed assets:
Buildings	36,499
Structures	2,275
Machinery and equipment	37,163
Vehicles	30
Tools, furniture and fixtures	9,232
Land	31,972
Construction in progress	1,634

Total tangible fixed assets	118,805

Intangible assets:
Patent rights and others	3,178

Total intangible assets	3,178

Investments and other assets:
Investments in securities	420,622
Investments in subsidiaries	242,929
Investments in subsidiaries other than equity securities	25,078
Long-term loans	10,540
Long-term prepaid expenses	6,791
Other investments	4,157
Allowances for doubtful accounts	(241)
Allowances for impairment loss on securities	(5,950)

Total investments and other assets	703,926

Total non-current assets	825,909

Total assets	¥1,241,012

LIABILITIES

Current liabilities:
Trade accounts payable	¥51,684
Other payables	14,012
Accrued expenses	6,355
Income taxes payables	45
Deposits received	2,176
Accrued bonuses	10,658
Provision for warranties	650
Provision for sales returns	184
Other current liabilities	52

Total current liabilities	85,816

Non-current liabilities:
Deferred income taxes	90,977
Accrued pension and severance costs	33,148
Directors’ retirement allowance	985
Other non-current liabilities	348

Total non-current liabilities	125,458

Total liabilities	211,274

STOCKHOLDERS’ EQUITY

Common stock	115,703
Additional paid-in capital	192,555
Retained earnings:
Legal reserves	17,207
Reserve for special depreciation	2,393
Reserve for research and development	1,000
Reserve for dividends	1,000
Reserve for retirement benefits	300
Reserve for overseas investments	1,000
General reserve	487,828
Unappropriated retained earnings	61,588

Total retained earnings	572,316

Net unrealized gain on other securities	180,520
Treasury stock, at cost	(31,356)

Total stockholders’ equity	1,029,738

Total liabilities and stockholders’ equity	¥1,241,012

Statement of Income (From April 1, 2003 to March 31, 2004)

(Non-Consolidated)

(Yen in Millions)

Recurring profit and loss:
Operating income and expenses:
Operating income:
Net sales	¥494,035

Total operating income	494,035

Operating expenses:
Cost of sales	385,752
Selling, general and administrative expenses	67,061

Total operating expenses	452,813

Profit from operations	41,222

Non-operating income and expenses:
Non-operating income:
Interest and dividend income	17,757
Foreign currency transaction gains, net	1,267
Other non-operating income	4,666

Total non-operating income	23,690

Non-operating expenses:
Interest expenses	16
Other non-operating expenses	3,108

Total non-operating expenses	3,124

Recurring profit	61,788

Non-recurring gain and loss:
Non-recurring gain:
Gain on sale of tangible fixed assets	309
Reversal of allowance for the doubtful accounts	1
Gain on sale of investment in an affiliate	3,670
Settlement gain for a substitutinal portion of employee benefit obligation	32,721

Total non-recurring gain	36,701

Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	791
Loss on devaluation of investment in securities	617
Other non-recurring loss	6

Total non-recurring loss	1,414

Income before income taxes	97,075

Income taxes—current	3,807
Income taxes—deferred	32,605

Net income	60,663

Unappropriated retained earnings brought forward from the previous year	6,553
Net realized loss on treasury stock, at cost	3
Interim dividends	5,625

Unappropriated retained earnings at the end of the year	¥61,588

Summary of Significant Accounting Policies

1.	Standards and Methods for Valuation of Securities:

	Held-to-maturity securities:	Amortized cost method (straight line method)

	Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities:

	Marketable:	Based on market price of balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)

	Non-marketable:	Cost determined by the moving average method

	Derivative financial instruments:	Mark-to-market method

2.	Standards and methods for valuation of inventories:

Finished goods, merchandise and work in process:

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method.

Merchandise is stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies:

Raw materials and supplies, except those for telecommunications equipment, are valued at cost which is determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost which is determined by the first-in, first-out method.

3.	Depreciation of non-current assets:

Tangible fixed assets:

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Buildings and structures: 2 years—25 years

Machinery and equipment, and Tools, furniture and fixtures: 2 years—10 years

Intangible assets:

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(With respect to certain patents and software, amortization periods as determined by the Company are applied.)

4.

Standard for translation of assets and liabilities denominated in foreign currencies into Japanese yen

Assets and liabilities denominated in foreign currencies shall be accounted by translating the value into Japanese yen using the spot foreign exchange rate as of the end of the fiscal year. Difference resulting from fluctuation of the exchange rate shall be accounted as transaction gains or losses.

5.	Accounting for allowance and accruals:

	Allowance for doubtful accounts:	To prepare for losses from doubtful accounts, the Company sets aside estimated uncollectable amounts. In the case of normal account receivables, such allowance is made based on the historical records of uncollected rate and with respect to the particular account receivables such as that occurrence of credit loss is expected, the Company evaluate the possibility of the collection thereof and make allowance based on such evaluation on case by case basis.

	Allowance for impairment losses on securities:	Allowance for impairment losses on securities are provided at an estimated uncollectible amount on securities of investments in subsidiaries or affiliates.

	Accrued bonuses:	In order to prepare for payment of bonuses to employees, the amount of the reservation is calculated on the basis of the bonuses actually paid in the preceding fiscal year.

	Accrued pension and severance costs:	In order to prepare for provision of retirement benefit to the employees, the Company set aside costs: the amount calculated based on the amount of the debt relating to the retirement payment and amount of the pension fund assets.

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company received approval on December 1, 2003 from the Minister of Health, Labor and Welfare for the transfer to the government of the obligation for benefits related to past employee service under the substitutional portion of its employee’s pension fund. The Company transferred to the government the substitutional portion of employee’s pension fund on March 11, 2004.

A gain of ¥32,721 million on such transfer was included in non-recurring gain for the year ended March 31, 2004.

6.	All the accounts are presented on a net-of-the national and local consumption tax basis.

Notes to the Balance Sheet:

1.	Current receivables from and short-term loans to subsidiaries Long-term finance receivables from subsidiaries Current payables to subsidiaries Long-term payables to subsidiaries	¥48,256 million ¥11,087 million ¥7,466 million ¥169 million

2.	Accumulated depreciation of tangible fixed assets	¥318,482 million

3.	Guarantees	¥ 25,503 million

	Letters of awareness	¥8,546 million

4.	Provision for sales returns and directors’ retirement allowance are provisions in accordance with Article 43 of the Enforcement Regulations for the Commercial Code of Japan.

5.	Amount of net assets increased as a result of revaluation based on the current value pursuant to Item 3 of Article 124 of the Enforcement Regulations for the Commercial Code of Japan:	¥180,979 million

6.	The amounts set forth herein are rounded to the nearest million.

Notes to the Statement of Income:

1.	Earnings per share	¥324.70
2.	Transactions with subsidiaries:
Operational transactions:
	Net sales	¥141,712 million
	Purchases	¥34,428 million
	Selling, general and administrative expenses	¥4,862 million

Non operational transactions:
	Interest and dividend income	¥14,887 million
	Miscellaneous income	¥1,975 million
	Miscellaneous losses	¥92 million
	Purchased amount of assets	¥9,974 million
	Selling amount of assets	¥402 million

3.	The amounts set forth herein are rounded to the nearest million.

Proposed Appropriation of Retained Earnings

(Unit : Yen)

Unappropriated retained earnings	¥61,587,573,344
Reversal of reserves:
Reversal of reserve for special depreciation	710,384,843

Total	62,297,958,187

To be appropriated as follows:
Dividends (¥ 30.00 per share)	5,624,455,590
Bonuses for Directors and Corporate Auditors	60,000,000
Reserve for special depreciation	320,606,111
General reserve	48,000,000,000
Unappropriated retained earnings carried forward to the next year	¥8,292,896,486

(Note)  On December 5, 2003, an interim dividend of ¥5,624,599,050 (¥30.00 per share) was paid to the shareholders.

Copy of Audit Report of Independent Accountants

AUDIT REPORT OF INDEPENDENT AUDITORS

To:	Board of Directors

Kyocera Corporation

May 8, 2004

We have examined the financial statements of Kyocera Corporation (the “Company”), namely, the balance sheet, the statement of income, the business report (limited to the parts concerning accounts), the proposed appropriation of retained earnings and the supplementary statement (limited to the parts concerning accounts) for the 50th fiscal year from April 1, 2003 to March 31, 2004 pursuant to paragraph 1, Article 2 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”. The parts of the business report and the supplementary statement concerning accounts covered by our audit are a portion of the descriptions made based on the accounting records. The responsibility to prepare such financial statements and the supplemental statements belongs to the management of the Company, and our responsibility is to express our opinions with respect to the financial statements and the supplemental statements from an independent point of view.

Our examinations were made in accordance with generally accepted auditing standards in Japan. The standards require us to reasonably verify whether or not there is any material misrepresentation within the financial statements and the supplemental statements. The audit was conducted based on trial examination and included a review of the financial statements and supplemental statements as a whole through, among others, evaluating the accounting policy adopted by the management of the Company and the application thereof, as well as the estimates made by the management of the Company. We believe such audit provides a reasonable basis on which to express our opinions. The examination also included the examination relating to the subsidiaries of the Company to the extent we deemed necessary.

In our opinion:

(i)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(ii)	The business report (limited to the parts concerning accounts) presents fairly the conditions of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(iii)	The proposed appropriation of retained earnings is in conformity with Japanese law and regulations and the Articles of Incorporation of the Company; and

(iv)	The supplementary statement (limited to the parts concerning accounts) contains no matters which the Commercial Code requires to be pointed out by the auditors.

Neither we nor any of our partners who have participated in the audit have any interest in the Company to be disclosed under the Certified Public Accountants Law.

ChuoAoyama Audit Corporation

Yukihiro Matsunaga (Seal)

Certified Public Accountant and Representative Partner

and Participant Partner

Yasushi Kouzu (Seal)

Certified Public Accountant and Participant Partner

Minamoto Nakamura (Seal)

Certified Public Accountant and Participant Partner

Copy of Audit Report of Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each Corporate Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 50th fiscal year from April 1, 2003 to March 31, 2004, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Corporate Auditors, each Corporate Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, and investigated the conduct of business and the condition of properties at the head office and the major business offices. Each of them also requested reports on business from the subsidiaries, and whenever it was deemed necessary, investigated the conduct of business and condition of properties at principal subsidiaries.

Each Corporate Auditor received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2.	Results of Audit

(i)	The methods and results of the audit by the Accounting Auditors, ChuoAoyama Audit Corporation, are due and proper;

(ii)	The business report presents fairly the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(iii)	There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(iv)	The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(v)	There has been neither unfair conduct nor any material violation of Japanese law or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

May 13, 2004

Board of Corporate Auditors

Kyocera Corporation

Atsushi Mori (Seal)

Full-time Corporate Auditor

Yuji Itoh (Seal)

Full-time Corporate Auditor

Yasuo Akashi (Seal)

Full-time Corporate Auditor

Osamu Nishieda (Seal)

Corporate Auditor

Shinji Kurihara (Seal)

Corporate Auditor

Note: Osamu	Nishieda and Shinji Kurihara are outside Corporate Auditors as required under paragraph 1, Article 18 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”.

KYOCERA Corporation

6 Takeda Tobadono-cho, Fushimi-ku

Kyoto 612-8501 Japan

Tel: +81-75-604-3500(Main)

http://global.kyocera.com